SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

SYNTHETIC VOTING MAP FOR THE SHAREHOLDERS’ EXTRAORDINARY MEETING TO BE HELD ON 09.25.2018 AT 10:30 A.M.

São Paulo, SP, Brasil, September 21, 2018 - GAFISA S.A. (BOVESPA: GFSA3; NYSE: GFA) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 481/09, hereby informs its shareholders and the Market in general that it has received the voting map related to the Shareholders’ Extraordinary Meeting to be held on September 25, 2018, sent by the financial institution that provides the Company’s bookkeeping services. Such map, enclosed hereto, consolidates the remote votes cast by means of custody agents and those which were sent directly to the bookkeeping agent.

The Company hereby informs that its capital stock is composed by 44,757,914 ordinary shares and the Shareholders’ Extraordinary Meeting will be held on September 25, 2018, at 10:30 a.m., at the Company’s headquarters located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

GAFISA S.A.

Carlos Eduardo Moraes Calheiros

Chief Financial and Investor Relations Officer

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

SYNTHETICH VOTING MAP SENT BY THE BOOKKEEPING AGENT - EGM

Resolution Description	Vote	Number of Shares
1. Remove from office all members of the Board of Directors	Approval	-
	Rejection	5,687,898
	Abstention	-
2. To establish in seven the number of members that will compose the Board of Directors.	Approval	5,687,898
	Rejection	-
	Abstention	-
3. In case of adoption of the cumulative voting, the votes corresponding to your shares should be distributed in equal percentages by the members of the slate you have chosen?	Approval	-
	Rejection	5,666,978
	Abstention	20,920
4. Elect new members to compose the Board of Directors using the cumulative voting process:	Number of votes received
4.1. Odair Garcia Senra	809,277
4.2. Tomás Rocha Awad	809,277
4.3. Eric Alexandre Alencar	809,277
4.4. Guilherme Vilazante Castro	809,827
4.5. Rodolpho Amboss	809,827
4.6. Francisco Vidal Luna	809,827
4.7. Carlos Tonanni	809,663
4.8. Sandra Fay Beatrice Faber	-0
4.9. Pedro Carvalho de Mello	-0
4.10. Thiago Hi Joon You	-0
4.11. Mu Hak You	-0
4.12. Rogério Yuji Tsukamoto	-0
4.13. Karen Sanchez Guimarães	-0
4.14. Ana Maria Loureiro Recart	-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 21, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer